Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

EMAIL TO CUSTOMER SERVICE BUSINESS OFFICE SUPERVISORS

Hello everyone and Happy Wednesday!!  I just got off the phone with Sam and he wanted me to let you know that you do have access to your employees Merit information.  Here is how you can view that information:

.  Log on to Peoplesoft
.  At the top click on the Manager Self Service
.  You will see the last block - SALARY INCREASES - click on that (it will take a second for it to come up)

You will then see at the bottom all of your employees and the 5th column has the Change % - that is the Merit increases they will be receiving.

If you have any issues or concerns regarding your Merit, Sam said to let him know by calling or dropping him an email.

Sam also mentioned that if at all possible, make sure that we get out and talk to our employees about Dominion/SCANA and how this merger is the best for us, our employees and our shareholders - and our voice does count and we make a difference!!!  So encourage them (and yes this is voluntary) to reach out to the SC Legislature and tell them to:

.  Please don't repeal the BLRA retroactively.
.  Please don't gamble with the odds of bankruptcy, or prolonged financial distress, which presents only negative outcomes for anyone involved.
.  Please don't gamble with our future.
. Please support the positive solution:  SCANA joining with Dominion Energy, which will result in tangible benefits for our customers, employees and our state.

Thanks - Carmen

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.